UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Glass Houses Acquisition Corp.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

37714P103
(CUSIP Number)

Hound Partners, LLC 101 Park Avenue, 48th Floor New York, New York 10178 Telephone- (212) 984-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37714P103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	37714P103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Partners Offshore Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,720,200

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,720,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,720,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	37714P103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Performance, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,720,200

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,720,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,720,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	37714P103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Auerbach

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

20,000

8.	SHARED VOTING POWER

2,000,000

9.	SOLE DISPOSITIVE POWER

20,000

10.	SHARED DISPOSITIVE POWER	[_]

2,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,020,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	37714P103

Item 1.	Security and Issuer.

The name of the issuer is Glass Houses Acquisition Corp., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3811 Turtle Creek Blvd, Suite 1100, Dallas, Texas 75219. This Schedule 13D relates to the Issuer's Class A Common Stock, $0.0001 par value per share (the "Shares").

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is being filed jointly by (i) Hound Partners, LLC (“Hound”), a Delaware limited liability company, (ii) Hound Partners Offshore Fund, LP (the “Fund”), a Cayman Islands limited partnership, (iii) Hound Performance, LLC (the “General Partner”), a Delaware limited liability company and (iv) Jonathan Auerbach, a United States citizen (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 101 Park Avenue, 48th Floor, New York, New York 10178.

The Fund is a private investment fund. Hound is the investment manager of the Fund and other clients. The General Partner is the general partner of the Fund. Jonathan Auerbach ultimately owns and controls Hound and the General Partner.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the Fund and a separately managed account that are managed by Hound and are the direct owners of a portion of the Shares (the “Hound Clients”).

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons hold their Shares of the Issuer for investment purposes. Jonathan Auerbach serves on the Issuer’s board of directors. The Reporting Persons intend to communicate, directly or through intermediaries, with members of the Issuer’s management and other members of the board of directors, concerning matters relating to the business and affairs of the Issuer. These discussions may include assisting and engaging with the Issuer on a review of its strategic activities and the pursuit of effecting a business combination with one or more businesses.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation but subject to applicable legal, regulatory and contractual restrictions, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof (i) Hound may be deemed to be the beneficial owner of 2,000,000 Shares, constituting 9.1% of the Shares in the aggregate, (ii) the Fund and the General Partner may be deemed to be the beneficial owner of 1,720,200 Shares, constituting 7.8% of the Shares in the aggregate and (iii) Jonathan Auerbach may be deemed to be the beneficial owner of 2,020,000 Shares, consisting of 2,000,000 Shares and 20,000 Shares issuable upon the conversion of Class B common stock, par value $0.0001 per share (the “Class B Shares”), which will automatically convert into Shares of the Issuer at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date, constituting 9.2% of the Shares in the aggregate, in each case based upon 22,047,293 Units outstanding as of April 2, 2021, as provided by the Issuer, wherein each Unit consists of one share of the Issuer’s Shares, and one-half of one warrant.

Hound has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,000,000 Shares. Each of the Fund and the General Partner has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,720,200 Shares. Jonathan Auerbach has the sole power to vote or direct the vote of 20,000 Shares and the shared power to vote or direct the vote of 2,000,000 Shares.

Hound has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,000,000 Shares. Each of the Fund and the General Partner has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,720,200 Shares. Jonathan Auerbach has the sole power to dispose or direct the disposition of 20,000 Shares and the shared power to dispose or direct the disposition of 2,000,000 Shares.

The Fund acquired 1,720,200 Shares in the Issuer’s initial public offering on March 23, 2021 at a price of $10 per share. Another Hound client acquired 279,800 Shares in the Issuer’s initial public offering on March 23, 2021 at a price of $10 per share. On February 7, 2021, the Sponsor (as defined below) transferred 20,000 Class B Shares to Jonathan Auerbach in connection with Jonathan Auerbach’s service as a director of the Issuer. There have been no other transactions by the Reporting Persons in the Shares during the past sixty days.

The aforementioned Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Hound Clients hold 2,000,000 Units of the Issuer, each consisting of one Share, and one-half of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one Share at an exercise price of $11.50 per share, subject to adjustment. The warrants will become exercisable 30 days after the completion of the Issuer’s initial business combination, and will expire five years after the completion of such initial business combination or earlier upon the occurrence of certain events.

In connection with Jonathan Auerbach’s appointment to the board of directors of the Issuer, Mr. Auerbach holds direct ownership of 20,000 Class B Shares.

Glass Houses Sponsor LLC, a Delaware limited liability company (the "Sponsor"), is the direct owner of 5,511,823 shares of Class B Shares. Jonathan Auerbach has a minority interest in the Sponsor, and does not have voting or dispositive power over the securities held by the Sponsor.

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2021
(Date)

HOUND PARTNERS, LLC

By:	/s/ Douglas Marks
Douglas Marks, Chief Financial Officer & Chief Compliance Officer

Hound Partners Offshore Fund, LP
By: Hound Performance, LLC, its general partner

By:	/s/ Douglas Marks
Douglas Marks, Chief Financial Officer & Chief Compliance Officer

Hound Performance, LLC

By:	/s/ Douglas Marks
Douglas Marks, Chief Financial Officer & Chief Compliance Officer

JONATHAN AUERBACH

/s/ Jonathan Auerbach

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated April 2, 2021, relating to the Class A Common Stock, $0.0001 par value per share of Glass Houses Acquisition Corp. shall be filed on behalf of the undersigned.

April 2, 2021
(Date)

HOUND PARTNERS, LLC

By:	/s/ Douglas Marks
Douglas Marks, Chief Financial Officer & Chief Compliance Office

Hound Partners Offshore Fund, LP
By: Hound Performance, LLC, its general partner

By:	/s/ Douglas Marks
Douglas Marks, Chief Financial Officer & Chief Compliance Officer

Hound Performance, LLC

By:	/s/ Douglas Marks
Douglas Marks, Chief Financial Officer & Chief Compliance Officer

JONATHAN AUERBACH

/s/ Jonathan Auerbach